SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S TRAFFIC GROWS 13% IN JULY TO A RECORD 7.6M
Ryanair, the world's favourite international airline, today (4th Aug) confirmed that its traffic grew by 13% in July 2010 to 7.61m passengers, a new monthly record -
smashing the previous record of 6.8m passengers set in August 2009. Ryanair carried over 70m passengers in the 12 months ending July 2010, a new 12 month record.
Ryanair's growth confirms that passengers continue to switch from high fare, fuel surcharging flag carriers, such as Air France, BA and Lufthansa who continue to lose passengers to Ryanair's lowest fares and industry leading customer service (including No. 1 punctuality, baggage delivery and flight completion rate).
Ryanair's booked passenger and load factor statistics for July 2010 are as follows:

	Jul 09	Jul 10	Increase	Yr to Jul 10*
Passengers (m) [1]	6.73M	7.61M	+13%	70.1M
Load Factor [2]	89%	88%	-1%	82%

1.   Represents the number of booked seats sold by Ryanair.
2.   Represents the number of passengers as a percentage of total seats available.
*Year to date booked passenger and load factor figures include up to 1.45M passengers who were booked to fly on flights which were cancelled due to the unnecessary closures of parts of EU airspace following the volcanic eruptions in Iceland.
Ryanair's Stephen McNamara said:
"Ryanair's unbeatable formula of the lowest fares, no fuel surcharges and industry leading customer service continues to encourage passengers to switch from high fares, fuel surcharging, strike-ridden flag carriers who offer few frills to passengers other than delays, lost baggage, cancelations and strikes.
Ryanair's July traffic increased by 13% to 7.61m passengers and with over 70million passengers in the 12 months ending July 2010 Ryanair remains 'the world's favourite
international airline'."

ENDS.

For further information:

Stephen McNamara - Ryanair              Joe Carmody - Edelman

Tel: 00 353 1 812 1212                                        Tel: 00 353 1 6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  04 August 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary